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19003356

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC Mail Processing Section

MAR 05 2019

Washington DC
413

OMB APPROVAL

| OMB Number: | 3235-0123 |
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Estimated average burden
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| SEC FILE NUMBER |
| 8- 68611 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2018__ AND ENDING __December 31, 2018__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SpareBank 1 Capital Markets, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

               1 Alhambra Plaza, PH

                           (No. and Street)

Coral Gables	FL	33134
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                    Robert Lau   305-444-3598
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    RBSM LLP

                  (Name – *if individual, state last, first, middle name*)

805 Third Ave, 14th Floor	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    [X] Certified Public Accountant

    [ ] Public Accountant

    [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Robert Lau_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____SpareBank 1 Capital Markets, Inc._____, as of _____December 31_____, 20__18__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Robert C Lau

Signature

President & CEO

Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See attached notarial certificate.

CALIFORNIA ALL- PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California _____ }

County of San Diego _____ }

On __2·25-19__ before me, Dawn Larson - notary public ,
(Here insert name and title of the officer)

personally appeared Robert Lau _____ ,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____
Notary Public Signature

(Notary Public Seal)

DAWN LARSON
Commission No. 2107121
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires April 16, 2019

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

_____
(Title or description of attached document)

_____
(Title or description of attached document continued)

Number of Pages _____ Document Date_____

CAPACITY CLAIMED BY THE SIGNER
- ☐ Individual (s)
- ☐ Corporate Officer

_____
(Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _____

2015 Version www.NotaryClasses.com 800-873-9865

INSTRUCTIONS FOR COMPLETING THIS FORM
This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. he/she/they, is /are) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SpareBank 1 Capital Markets, Inc.

Financial Statements and Schedules

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon
and Supplemental Report on Exemption)

CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements
    Statement of Financial Condition
    Statement of Operations
    Statement of Changes in Stockholders' Equity
    Statement of Cash Flows
    Notes to Financial Statements

Supplementary Information

    Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
    of the Securities and Exchange Commission

    Schedule II - Statement Regarding SEC Rule 15c3-3

Report of Independent Registered Public Accounting Firm

Exemption Report



RBSM LLP

Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
SpareBank 1 Capital Markets, Inc.
Coral Gables, Florida

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of SpareBank 1 Capital Markets, Inc. (the "Company"), as of December 31, 2018, and the related statements of operations and stockholders' equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules
The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

RBSM LLP

New York, NY
February 22, 2019

New York, NY   Washington DC   Mumbai, India   San Francisco, CA   Las Vegas, NV   Kansas City, KS   Beijing, China   Athens, Greece

Member: ANTEA Alliance with offices in major cities worldwide

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	369,444
Cash - segregation in compliance with federal regulations		100,000
Current assets		469,444
TOTAL ASSETS	$	469,444

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued Income Taxes	$	1,996
Current Liabilities		1,996
Common Stock - no par value		
1,000 authorized, 1,000 shares issued and outstanding	$	565,612
Accumulated Deficit		(98,164)
TOTAL STOCKHOLDERS' EQUITY		467,448
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	469,444

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2018

REVENUES:		
Services Income - related party	$	299,640
TOTAL REVENUES		299,640
EXPENSES:		
Payroll and employee benefits		252,953
Regulatory fees, business licenses and permits		9,295
Communication costs		11,474
Rent		6,983
Office expenses		5,864
Subscriptions		1,374
Other expenses		2,164
TOTAL EXPENSES		290,107
NET INCOME FROM OPERATIONS BEFORE INCOME TAXES		9,533
Income Tax Expense		2,025
NET INCOME	$	7,508

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

| | Common Stock | | Accumulated | Stockholders' |
	Shares	Amount	Deficit	Equity
Balance at December 31, 2017	1,000	$ 565,612	$ (105,672)	$ 459,940
Net Income			7,508	7,508
Balance at December 31, 2018	1,000	$ 565,612	$ (98,164)	$ 467,448

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income $ 7,508

Adjustments to reconcile net income to net cash
provided by operating activities:

Accrued Income Taxes	1,996
Net Cash Provided By Operating Activities	9,504

CASH FLOWS FROM INVESTING ACTIVITIES: -

CASH FLOWS FROM FINANCING ACTIVITIES: -

**NET INCREASE IN CASH AND CASH-SEGREGATION IN
COMPLIANCE WITH FEDERAL REGULATIONS** 9,504

**CASH AND CASH-SEGREGATION IN COMPLIANCE WITH
FEDERAL REGULATIONS AT BEGINNING OF YEAR** 459,940

**CASH AND CASH-SEGREGATION IN COMPLIANCE WITH
FEDERAL REGULATIONS AT END OF YEAR** $ 469,444

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid During the Year:

Interest	$	-
Taxes	$	29

See accompanying notes to financial statements.

SpareBank 1 Capital Markets, Inc.
Notes to Financial Statements
Year Ended December 31, 2018

(1) Organization

SpareBank 1 Capital Markets, Inc. ("the Company") is a wholly owned entity of Magellan Global Corporation, the "Parent Company", which is wholly owned subsidiary of SPAREBANK 1 MARKETS AS, a Norwegian entity. The Company was founded in 2010.

SpareBank 1 Capital Markets, Inc. is a member of FINRA and SIPC.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $ 250,000.

The following table provides a reconciliation of cash and cash-segregation in compliance with federal regulations reported within the statement of financial position that sum to the total of the same such amounts show in the statement of cash flows.

	For the Year Ended December 31, 2018
Cash at beginning of year	$ 359,940
Cash–segregation in compliance with federal regulations at beginning of year	100,000
Cash and cash-segregation in compliance with federal regulations at beginning of year	$ 459,940
Cash at end of year	$ 369,444
Cash–segregation in compliance with federal regulations at end of year	100,000
Cash and cash-segregation in compliance with federal regulations at end of year	$ 469,444

(b) Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(c) Income Taxes

Income taxes are recognized at the respective income tax rate of 21% for federal income taxes. Deferred tax assets and liabilities if applicable are measured using enacted tax rates expected to be recovered or settled. There are no state income taxes in the state the Company operates within. As of December 31, 2018 there are no deferred tax assets and liabilities. Income tax expense of $2,025 represents the current years income tax of $1,996 and the prior year of $29.

Although the Company has not been made aware of any such examinations being conducted, the past three tax years remain open for federal or state examinations.

(d) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers. All of the Company revenues originated from its Parent Company during 2018.

(f) Revenue and Expense Recognition

The Company may earn revenue (commissions) from brokerage activities, which will be recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services would be recognized when the deal is completed and the income is reasonably determinable. Services Income are earned based on the services performed under an agreement with its Parent Company.

(g) Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) "ASU 2016-02 Leases" intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, office equipment and manufacturing equipment.

The ASU will require organizations that lease assets – referred to as "lessees" – to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases.

Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP – which requires only capital leases to be recognized on the balance sheet – the new ASU will require both types of leases to be recognized on the balance sheet.

The ASU on leases will take effect for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other organizations, the ASU on leases will take effect for fiscal years beginning after December 31, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this ASU on its financial statements. Early adoption is permitted. The Company has not adopted this guidance for 2018 and is currently evaluating the impact of adopting this guidance.

All other recently issued accounting pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(3) Cash – Segregation in Compliance with Federal Regulations

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulatory purposes, relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018 the Company had net capital of $467,448 which was $217,448 in excess of its required net capital of $250,000.

(5) Related Party Transactions

During the year 2018, the Company received $299,640 of services income from its Parent Company based on an agreement whereby the Company agreed to perform certain research services.

During the year 2018, the Parent Company reimbursed the Company for certain costs incurred over the past year amounting to $ 14,888 which have been recorded as a reduction to regulatory and accounting fees, business licenses and permits expense.

(6) Commitments and Contingencies

The Company's offices are located at Coral Gables, Florida and the Regus Office Suite at 590 Madison Avenue, 21st floor, New York, New York. The Regus office is a virtual office, all utilities except telephone are included under such rental agreement. The monthly rent for the New York office is in the amount of $310 and is on a month to month basis. The Florida office lease of $93 per month expires in December 2019. Rent expense for the year ended December 31, 2018 was $6,983.

In April 2018, the Company entered into a three year employment agreement with its sole officer, ending March 2021.

(7) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through February 22, 2019.

SUPPLEMENTAL INFORMATION

SpareBank 1 Capital Markets, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2018

Total stockholder's equity qualified for net capital	$ 467,448
Deductions and/or charges	
Non-allowable assets:	-
Net capital	$ 467,448
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve	
Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $1,996 or $250,000	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 217,448
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 1,996
Ratio of aggregate indebtedness to net capital	0 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as filed, and amended by the Company on February 11, 2019.

Schedule II

SpareBank 1 Capital Markets, Inc.

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2018

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

A)   Computation for Determination of Reserve Requirement under Rule 15c3-3.

B)   Information relating to the Possession or Control Requirements under Rule 15c3-3.



805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
SpareBank 1 Capital Markets, Inc.
Coral Gables, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which SpareBank 1 Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sparebank 1 Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) All customer transactions cleared through another broker dealer on a fully disclosed basis (the "exemption provisions") and (2) SpareBank 1 Capital Markets, Inc. stated that SpareBank 1 Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SpareBank 1 Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sparebank 1 Capital Markets, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, New York
February 22, 2019

SpareBank 1 Capital Markets, Inc.

1 Alhambra Plaza, PH

Coral Gables, FL 33134

February 22, 2019

RBSM LLP
805 Third Avenue, 14th FL
New York, NY 10022

Exemption Report
Re: SpareBank 1 Capital Markets, Inc. year end 2018 Certified Audit

SpareBank 1 Capital Markets, Inc. is operating under the (k)(2)(ii) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". SpareBank 1 Capital Markets, Inc. if it has any customer transactions, such customer transactions are cleared through another broker dealer on a fully disclosed basis; therefore we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

Robert C. Lau
Robert C. Lau
President and CEO